EXCELLENCE

Adit Laixuthai, Ph.D.

ธนาคารกสิกรไทย
KASIKORNBANK

12g3-2(b) File No.82-4922

Ref No. OS.042/2009

March 5, 2009

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Mar 5, 09

3/6

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

EXCELLENCE

Prasarn Trairatvorakul
President

Ref. OS. 038/2009

March 4, 2009

To : The President

The Stock Exchange of Thailand

Subject : Notice of the General Meeting of Shareholders

Please refer to the resolution of the Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2552 on February 26, 2009 to hold the General Meeting of Shareholders No. 97 on Friday, April 3, 2009 at 1400 hours at the Bank's Head Office to consider matters as detailed in the previous notification.

The Notice of the General Meeting of Shareholders No. 97 and all supporting documents are now completed. The agenda items to be considered at the Meeting will be as follows:

1. To consider approving the Minutes of the General Meeting of Shareholders No. 96 held on April 3, 2008
2. To acknowledge the Board of Directors' report of year 2008 operations
3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2008
4. To consider approving the appropriation of profit from 2008 operating results and dividend payment
5. To consider the election of directors to replace those retiring by rotation
6. To consider the appointment of a new director
7. To consider approving the remuneration of directors
8. To consider approving the appointment and the fixing of remuneration of the auditor
9. To consider approving the amendment of Article 7. bis and Article 34. of the Bank's Articles of Association
10. To consider approving the amendment of resolution of the General Meeting of Shareholders No. 93, held on April 8, 2005, regarding the Issuance and Sale of Debentures of the Bank

-/2.

Prasarn Trairatvorakul
President

11. To consider acquiring shares of Muangthai Fortis Holding Company Limited and the connected transaction
12. Other businesses (if any)

The Notice are uploaded on the Bank's website since March 4, 2009, and its documents will be sent to the shareholders whose names appeared in the Register of Shareholders on March 12, 2009, the record date, on which the shareholders having the right to attend the Annual General Meeting are determined.

Please be informed accordingly.

Yours sincerely,

Shareholder Services Unit
Office of Corporate Secretary
Tel. 0 2470 3129

END